UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

Under the Securities Exchange Act of 1934

Osteotech, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

688582105

(CUSIP Number)

Vinita K. Paul Chief Compliance Officer Heartland Advisors, Inc. 789 N. Water Street Milwaukee, Wisconsin 53202 (414) 347-7777	Paula Skidmore Boston Avenue Capital LLC 15 East 5th Street, Suite 3200 Tulsa, Oklahoma 74103 (918) 583-3333	Kenneth H. Shubin Stein, MD, CFA Spencer Capital Management, LLC 12 East 49th Street, 32nd Floor New York, New York 10017 (212) 586-4190

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 688582105	SCHEDULE 13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Heartland Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO – Funds of investment advisory clients

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wisconsin

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

1,596,588

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

1,705,978

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,705,978

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No. 688582105	SCHEDULE 13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS William J. Nasgovitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO – Funds of investment advisory clients

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

1,596,588

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

1,705,978

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,705,978

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

CUSIP No. 688582105	SCHEDULE 13D	Page 4 of 13 Pages

Item 1. Security and Issuer

          This Schedule 13D together with the attachments and exhibits hereto (this “Amendment No. 6”) amends the Schedule 13D, dated March 19, 2010 (“Amendment No. 5”), and relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of Osteotech, Inc., a Delaware corporation (the “Company”).

          Information contained in Items 2 through 6 of this Amendment No. 6 amends and supplements, as the case may be, disclosures contained in Amendment No. 5. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in Amendment No. 5. Capitalized terms used and not defined in this Amendment No. 6 shall have the meanings set forth in Amendment No. 5.

Item 2. Identity and Background

          Item 2 of Amendment No. 5 is supplemented and amended as follows:

          This Amendment No. 6 is jointly filed by Boston Avenue Capital LLC, Spencer Capital Opportunity Fund, LP, Heartland Advisors, Inc. and their respective affiliates, as set forth in Amendment No. 5, and Michael J. McConnell. This Amendment No. 6 is being filed to disclose that the Reporting Persons are terminating their status as a “group” under Section 13(d)(3) of the Exchange Act with respect to the Common Stock of the Company in light of the Company’s announcement that it has entered into a definitive merger agreement with Medtronic, Inc. and has postponed the Company’s 2010 annual meeting of stockholders scheduled for August 23, 2010. These developments effectively prevent the Reporting Persons from achieving the group’s original purposes of changing the composition of the Board of Directors of the Company and taking such other actions as may be desirable to enhance shareholder value.

          The principal business office address of Dr. Shubin Stein and the Spencer Entities is 1350 Avenue of the Americas, 4th Floor, New York, New York 10019.

          BAC, the Spencer Entities, Heartland and Messrs. Adelson, Gillman, Heyman, McConnell and Nasgovitz and Dr. Shubin Stein have entered into a joint filing agreement, dated March 25, 2010 (the “Joint Filing Agreement”), a copy of which is filed as Exhibit 99.1 to Amendment No. 5 and which is incorporated herein by reference.

          After giving effect to the Group Termination Agreement (defined below) described in Item 6 hereof, BAC, Mr. Gillman, Heartland, Mr. Nasgovitz, Dr. Shubin Stein, the Spencer Entities and Mr. McConnell shall have terminated their obligations under that certain Agreement (defined below) described in Item 6 hereof and shall no longer be members of the Section 13(d) group. BAC, the Spencer Entities and Messrs. Adelson, Gillman, Heyman and McConnell and Dr. Shubin Stein shall cease to be Reporting Persons as a group with respect to the Common Stock of the Company immediately following the filing of this Amendment No. 6.

          Heartland and Mr. Nasgovitz shall continue to constitute Reporting Persons with respect to their beneficial ownership of the Common Stock of the Company to the extent required by applicable law.

Item 3. Source and Amount of Funds or Other Consideration

          Item 3 of Amendment No. 5 is supplemented and amended as follows:

          Heartland has beneficially owned shares of Common Stock on behalf of private investment advisory clients (collectively, “Client Accounts”) for a number of years, as previously reported on Schedule 13D. As of August 27, 2010, Heartland had acquired an aggregate of 1,705,978 shares of the Company’s Common Stock. All shares of Common Stock held by Heartland on behalf of the Client Accounts were purchased with funds provided by the Client Accounts.

          As of August 27, 2010, other than as described above and in Amendment No. 5, none of the Reporting Persons had invested in the Company.

Item 4. Purpose of Transaction

          Item 4 of Amendment No. 5 is supplemented and amended as follows:

          On August 30, 2010, BAC, Mr. Gillman, Heartland, Mr. Nasgovitz, the Spencer Entities, Dr. Shubin Stein and Mr. McConnell executed the Group Termination Agreement, dated August 30, 2010, pursuant to which the foregoing ceased to constitute a “group” for the purposes of Section 13(d)(3) of the Exchange Act effective as of the filing of this Amendment No. 6 as described in Items 2 and 6 hereof.

          Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Each Reporting Person may separately, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

          Item 5 of Amendment No. 5 is supplemented and amended as follows:

          The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 18,126,675 shares outstanding, which is the total number of shares of Common Stock outstanding as of June 28, 2010 reported in the Company’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on August 3, 2010.

          As of the close of business on August 27, 2010, after giving effect to the Group Termination Agreement, as investment adviser to the Client Accounts, Heartland may be deemed the beneficial owner of 1,705,978 shares, or approximately 9.4%, of the Company’s Common Stock. The clients of Heartland, a registered investment adviser, including a series of a registered investment company and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares of the Company’s Common Stock held by Heartland included in this Schedule 13D. The Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, owns 891,788 shares, or 4.9%, of the Common Stock of the Company. Any remaining shares of Common Stock disclosed in this filing as owned by Heartland and Mr. Nasgovitz are owned by various other Client Accounts managed by Heartland on a discretionary basis. To the best of Heartland’s knowledge, no Client Accounts own more than 5% of the shares of the Company’s Common Stock presently outstanding.

CUSIP No. 688582105	SCHEDULE 13D	Page 5 of 13 Pages

          Heartland, as investment adviser to the Client Accounts, may be deemed to have shared voting power with respect to 1,596,588 shares and shared dispositive power with respect to 1,705,978 shares of Common Stock. Mr. Nasgovitz, as control person of Heartland, may be deemed to have shared voting power with respect to 1,596,588 shares of the Company’s Common Stock and shared dispositive power with respect to 1,705,978 shares and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Heartland. Mr. Nasgovitz specifically disclaims beneficial ownership of such shares. The transactions in the shares of Common Stock by Heartland in the last 60 days are set forth in Attachment A and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Item 6 of Amendment No. 5 is supplemented and amended as follows:

          Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of the Joint Filing Agreement is attached as Exhibit 99.1 to Amendment No. 5 and is incorporated herein by reference.

          On March 25, 2010, BAC, Mr. Gillman, Heartland, Mr. Nasgovitz, Dr. Shubin Stein, the Spencer Entities and Mr. McConnell entered into a joinder agreement (the “Joinder Agreement”), attached as Exhibit 99.2 to Amendment No. 5 and incorporated herein by reference, pursuant to which Mr. McConnell was made a party to the agreement dated January 11, 2010 attached to Amendment No. 4 as Exhibit 99.2 and incorporated herein by reference (as modified by the Joinder Agreement, the “Agreement”). Under the Agreement, (a) the signatories thereto agreed to form a “group,” as defined under Section 13(d) of the Exchange Act (the “Group”), for the purpose of seeking to change the composition of the Board of Directors of the Company at the 2010 annual meeting of stockholders and taking such other actions as may be desirable to enhance stockholder value; (b) the Group agreed to the joint filing of this statement and any amendments hereto, in accordance with Rule 13d-1(k)(1)(iii) under the Exchange Act; (c) the Group agreed to share certain expenses; and (d) Dr. Shubin Stein was named as spokesperson for the Group.

          On August 30, 2010, BAC, Mr. Gillman, Heartland, Mr. Nasgovitz, Dr. Shubin Stein, the Spencer Entities and Mr. McConnell signed a termination agreement (the “Group Termination Agreement”) pursuant to which the signatories thereto (a) agreed upon the payment of certain expenses that were to be shared among the parties to the Agreement; and (b) agreed to dissolve the “group” formed pursuant to the Agreement in accordance with Section 13(d) of the Exchange Act (the “Group”) and terminate the Agreement and Joint Filing Agreement, each effective as of the filing of this Amendment No. 6.

          Except as set forth in response to other Items of this Schedule 13D and in Amendment No. 5, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and in Item 2 of Amendment No. 5 and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1

Joint Filing Agreement, dated March 25, 2010, by and among the Reporting Persons relating to the filing of a joint statement on Schedule 13D (Incorporated by reference to Exhibit 99.1 of Amendment No. 5 of the Reporting Persons’ Schedule 13D/A filed with the SEC on March 25, 2010).

Exhibit 99.2

Joinder Agreement, dated March 25, 2010, by and among BAC, Mr. Gillman, Heartland, Mr. Nasgovitz, Dr. Shubin Stein, the Spencer Entities and Mr. McConnell (Incorporated by reference to Exhibit 99.2 of Amendment No. 5 of the Reporting Persons’ Schedule 13D/A filed with the SEC on March 25, 2010).

Exhibit 99.3

Agreement, dated January 11, 2010, by and among BAC, Mr. Gillman, Heartland, Mr. Nasgovitz, Dr. Shubin Stein and the Spencer Entities (Incorporated by reference to Exhibit 99.2 of Amendment No. 4 of the Reporting Persons’ Schedule 13D/A filed with the SEC on January 11, 2010).

Exhibit 99.4	Power of Attorney (Incorporated by reference to Exhibit 2 of Amendment No. 3 of Heartland’s Schedule 13D filed with the SEC on December 28, 2009).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2010

BOSTON AVENUE CAPITAL LLC

By:	/s/ Stephen J. Heyman
	Name:	Stephen J. Heyman
	Title:	Manager

/s/ Stephen J. Heyman
STEPHEN J. HEYMAN

/s/ James F. Adelson
JAMES F. ADELSON

/s/ Charles M. Gillman
CHARLES M. GILLMAN

SPENCER CAPITAL OPPORTUNITY FUND, LP

By:	SPENCER CAPITAL PARTNERS, LLC
General Partner

By:	/s/ Kenneth H. Shubin Stein
	Name:	Dr. Kenneth H. Shubin Stein
	Title:	Managing Member

SPENCER CAPITAL MANAGEMENT, LLC

By:	/s/ Kenneth H. Shubin Stein
	Name:	Dr. Kenneth H. Shubin Stein
	Title:	Managing Member

SPENCER CAPITAL PARTNERS, LLC

By:	/s/ Kenneth H. Shubin Stein
	Name:	Dr. Kenneth H. Shubin Stein
	Title:	Managing Member

/s/ Kenneth H. Shubin Stein
DR. KENNETH H. SHUBIN STEIN

/s/ Michael J. McConnell
MICHAEL J. MCCONNELL

WILLIAM J. NASGOVITZ

By:	/s/ Vinita K. Paul
	Name:	Vinita K. Paul
	Title:	Attorney-in-Fact for William J. Nasgovitz (Pursuant to Power of Attorney Previously Filed)

HEARTLAND ADVISORS, INC.

By:	/s/ Vinita K. Paul
	Name:	Vinita K. Paul
	Title:	General Counsel

ATTACHMENT A

Trade Date	Reporting Person	Transaction Type[1]	# of Shares	Price Per Share ($)

8/20/2010	Heartland	Sell	169,900	$6.3966
8/20/2010	Heartland	Sell	33,700	$6.4000
8/20/2010	Heartland	Sell	79,100	$6.4191
8/20/2010	Heartland	Sell	342,828	$6.4002
8/20/2010	Heartland	Sell	15,700	$6.3900
8/20/2010	Heartland	Sell	2,700	$6.4010
8/20/2010	Heartland	Sell	2,500	$6.3902
8/20/2010	Heartland	Sell	28,247	$6.3903
8/23/2010	Heartland	Sell	124,500	$6.4000
8/23/2010	Heartland	Sell	535,508	$6.4057
8/24/2010	Heartland	Sell	50,015	$6.4002
8/24/2010	Heartland	Sell	29,600	$6.3600
8/25/2010	Heartland	Sell	51,185	$6.4000
8/26/2010	Heartland	Sell	18,260	$6.4000
8/27/2010	Heartland	Sell	50,062	$6.4000

[1] All trades were made in the open market.